Worthington Industries, Inc.			EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges (1)

	Nine Months Ended	Fiscal Year Ended
(in millions, except for ratios)	February 28,	May 31,
	2014	2013	2012	2011	2010	2009 (4)
Earnings (loss) (2):
Add:
Earnings (loss) before income taxes and net earnings attributable to non-controlling interest	$157.1	$200.9	$167.5	$173.6	$71.9	$(146.0)
Distributions from unconsolidated affiliates	70.1	84.5	138.5	57.1	53.0	80.6
Capitalized interest amortization	0.4	0.6	0.6	0.7	0.4	0.5
Fixed charges (3)	19.0	24.1	19.8	19.1	11.2	24.2
Deduct:
Equity in net income of unconsolidated affiliates	(69.2)	(94.6)	(92.8)	(76.3)	(64.6)	(48.6)
Capitalized interest	(0.1)	-	(0.1)	(0.1)	(0.2)	(0.4)
Earnings (loss)	$177.3	$215.5	$233.5	$174.1	$71.7	$(89.7)

Fixed charges (3):
Interest expense	$18.8	$24.0	$19.6	$18.9	$9.7	$21.1
Capitalized interest	0.1	-	0.1	0.1	0.2	0.4
Interest portion of rent expense	0.1	0.1	0.1	0.1	0.1	0.1
Receivable securitization fees	-	-	-	-	1.2	2.6
Fixed charges	$19.0	$24.1	$19.8	$19.1	$11.2	$24.2

Ratio of earnings (loss) to fixed charges	9.3	8.9	11.8	9.1	6.4	(3.7)

(1) The ratio of earnings (loss) to fixed charges is computed by dividing the fixed charges of Worthington Industries, Inc. and our consolidated subsidiaries into earnings or loss.
(2) Earnings (loss) consists of earnings (loss) before income taxes and net earnings attributable to non-controlling interest (a) plus (i) distributions from unconsolidated affiliates, (ii) capitalized interest amortization and (iii) fixed charges and (b) less (i) equity in net income of unconsolidated affiliates and (ii) capitalized interest.

(3) Fixed charges include interest expense (which includes the amortization of debt offering costs), capitalized interest, fees related to our trade accounts receivable securitization facility, and the portion of rent expense which is deemed to be representative of the interest factor.

(4) For the fiscal year ended May 31, 2009, our earnings were insufficient to cover our fixed charges by $113.9 million.